UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RSTAR CORPORATION
(Name of Subject Company (Issuer)

GILAT SATELLITE NETWORKS LTD.
(Name of Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

74973F 10 4
(CUSIP Number of Class of Securities)

Yoav Leibovitch
Chief Financial Officer	Copy to:
Gilat Satellite Networks Ltd.
Gilat House, 21 Yegia Kapayim Street	Jonathan Klein, Esq.
Daniv Park, Kiryat Arye	Piper Rudnick LLP
Petah Tikva, 49130 Israel	1251 Avenue of the Americas
[Telephone Number]	New York, NY 10020-1104
(Name, address, and telephone number of person	212.835.6001
authorized to receive notices and communications on
behalf of filing person)
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicableForm or Registration No.: Not applicableFiling party: Not applicableDate filed: Not applicable

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Gilat Contemplates Offer to Purchase all Shares of rStar Corporation that it Does Not Already Own

Petah Tikvah, Israel – September 18, 2003

Gilat Satellite Networks Ltd. (NASDAQ: GILTF) announced today that it is currently contemplating a purchase of all outstanding shares of common stock of rStar Corp. (NASDAQ: RSTRC) not already owned by Gilat at a price not yet determined but expected to be between $0.60 and $0.70 per share in cash. Gilat currently owns approximately 85% of the outstanding shares of rStar. It is currently anticipated that the purchase would be made through a tender offer, subject to customary conditions, in accordance with the rules of the Securities and Exchange Commission.

Gilat also stated that, if it holds at least 90 percent of the outstanding rStar shares following completion of the offer, it may effect a “short-form” merger of rStar with a Gilat subsidiary. If such a merger takes place promptly after the offer, the consideration given to stockholders in the merger would be the same as the consideration received by tendering stockholders in the offer.

Gilat could determine not to proceed with the offer if in its sole judgment changes in economic, business or market conditions make the offer unadvisable to Gilat.

The tender offer for the outstanding rStar common stock described in this press release has not yet commenced. This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the tender offer. At the time the offer is commenced, if at all, Gilat will file a Tender Offer Statement and rStar will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission. We advise all security holders to read any such tender offer statement if and when it is available, because it will contain important information. If and when they are available, shareholders can get the tender offer statement and other filed documents for free at the Securities and Exchange Commission’s website (www.sec.gov) or from Gilat.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with more than 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
Tel: +(972) 3-925-2201
barrys@gilat.com

Gilat Investor Contact:
Tim Perrott,
+1 703- 848-1515